APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

The Grind Cafe and Eatery
Balance Sheet - unaudited
For the period ended 7-Jul-20

	Current Period 7-Jul-20
ASSETS	
Current Assets:	
Cash	$ -
Petty Cash	-
Accounts Receivables	-
Total Current Assets	-
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	-
Total Fixed Assets	-
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	-
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	$ -
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	-
Total Current Liabilities	-
Long-Term Liabilities:	
Notes Payable	-
Mortgage Payable	-
Less: Current portion of Long-term debt	-
Total Long-Term Liabilities	-
EQUITY	
Capital Stock/Partner's Equity	-
Total Equity	-
TOTAL LIABILITIES & EQUITY	$ -
Balance Sheet Check	-

I, Ronald Besse, certify that:

1. The financial statements of The Grind Cafe and Eatery included in this Form are true and complete in all material respects; and
2. The tax return information of The Grind Cafe and Eatery has not been included in this Form as The Grind Cafe and Eatery was formed on 07/24/2020 and has not filed a tax return to date.

Signature   *Ronald Besse*

Name: Ronald Besse

Title: Owner